Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Sizzle Acquisition Corp.
Critical Metals Corp.

This transcript with Bloomberg News was conducted after hours on Oct. 25, 2022 and exported on Oct 26, 2022

Haidi Stroud-Watts:

Take a look at some of these Australian lithium stocks, but, in terms of their performance year to date, they have just been soaring. Pilbara Minerals, looking like 66% up a year to date. We’re also seeing some sizable upside when it comes to the likes of Allkem, Liontown Resources as well. So much focus in this space have really been on what we’re expecting out of China, in terms of Chinese producers really pushing to keep up with that ingressive investment in overseas assets as well, as they try and secure raw materials, including lithium, at competitive cost.

But a unit of the Australian mine, European Lithium, has agreed to go public on the NASDAQ for a merger with the blank-check company, Sizzle Acquisition, that merged [inaudible 00:00:50] critical minerals, will own European Lithium’s project in Austria, which could be the first licensed lithium mine in Europe.

With us now is Tony Sage, executive chairman at Critical Metals, and he joins us first on Bloomberg. Tony, great to have you with us, and you’ve just said you haven’t had much sleep overnight, watching, uh, how this debut was made. How did you find the reception, particularly given... I- I- It’s a very volatile time for the market to be doing any kind of deal or making a debut.

Tony Sage:

Yeah, look, Anne, SPAC deals haven’t been that popular, uh, in the last, uh, six months, I’d say. But, yeah, for the stock to hold up, Sizzle’s stock price to hold up, overnight, is fantastic. Remember, they’re going through a massive dilution with the purchase of the, uh, Wolfsberg Project, so th- Usually, stock prices in the SPACs do fall, so to hold up quite well, we’ve done a very, very good job in explaining it to the shareholders at the SPAC that is, a, a very good deal for them.

And it’s a very good deal for European Lithium, because, in Australia, we’re swamped, with so many different lithium stocks in Australia itself, so being in Europe, underneath a ski field, um, you know, there’s a lot skepticism that we’ll be able to get this mine up and operating. But it will be the first, it is the only, licensed mine in Europe. We’ve actu- in fact, mined it, a few years ago. So, yeah, that skepticism, being in a bigger market, allowing us to access, the ESG funds in New York, for example, is gonna be a huge benefit for the European, lithium shareholders in Australia.

Haidi Stroud-Watts:

You alluded to this sort of perceived scarcity of refining capacity, that certainly we see in Europe and here in Australia, as well. A lot of the conversation is really around, how do you break the strangle-hold that China has over the broader supply chain? Is that possible, and how do you, what are the steps that need to be taken to, I guess, reshore some of that from China?

Tony Sage:

Yeah, look, that’s, that’s difficult. I mean, I- I- if you notice, they’re very good. As soon as there’s a discovery, they’re in there straight away with a check, with a lot of these juniors, which they need the money. So, a lot of the off-takes around, Australia, for example, are going to China. I think they’ll control about 80% of the world’s, lithium concentrate. And, look, all you have to do is look at what happened to rare earths. Uh, they, when they need it for themselves, they stock the export.

So, what the concern is in Europe, and that’s why Europe has made lithium a critical mineral, yeah, for their purposes, is to break that, sort of, reliance on China to produce the concentrate, the hydroxide and the carbonate for the batteries. So, uh, we’re only a small part of that. There’s another four or five players in Europe, that, are also hoping to get into production, and, that’s exactly what the European market wants. They want local supply, so COVID-type issues with supply chain also doesn’t effect them, and we’re gonna be the first.

Because it’s an existing mine, we’ve got all our permitting, in place, it’s just now really, a matter of funding it...

Shery Ahn:

Right.

Tony Sage:

... And, having the demerge with, Sizzle, I think that’s a very, very good way of getting into a massive market, in the US for, project financing.

Shery Ahn:

W- Will there be a premium for non-Chinese refined lithium, and are European car makers going to pay it?

Tony Sage:

Yeah, I think so. Look, BMW, we’ve signed an MOU with them, and, it took them four years of, due diligence on, on us and the mine, and one of the things that they’re really concerned about is their own ESG requirements. So, for example, they’ve, a lot of European car manufacturers have stopped buying from, for example, Congo, because of the perception of slave labory, uh, labor, et cetera, et cetera, so having a local supply for their own ESG requirements, they are prepared to pay, a small premium for that, so they’ve got a nice clean line. They can actually, see our operation in Austria, and they’re only 500 kilometers away, which is, unique. There’s gonna be about eight or nine giga-factories in Europe, and we’re gonna be no more than 1000 kilometers away...

Shery Ahn:

Mm.

Tony Sage:

... from all of them. So, it’s a, it’s a fantastic opportunity, for us, and to move from our market to a bigger market where we’re gonna be more accepted. Again, I always reiterate this, so many lithium players in Australia that the fund managers here, sort of ignore, a smaller operation in Europe, and again, as I keep on saying, underneath a ski field. So, the mine is completely underground, the plant is gonna be built underground, we’ve had absolutely zero, um, environmental issues that come up.

Shery Ahn:

Mm.

Tony Sage:

We have all three levels of government, that’s the local, the state and the federal. In fact, they’re pushing us to get this going. They want to see this area of Austria become a, a long term EV site...

Shery Ahn:

Are you able-

Tony Sage:

... From mine, right through.

Shery Ahn:

Are you able to look beyond Europe at this point? Any plans for expansion after this?

Tony Sage:

Yeah, look, once we’ve got the, market cap, if you like, us being listed, once we get through the SEC approvals, we’ll be able to look beyond, Europe. We’ve got an eye on a few deposits in Europe ourselves, once we get to a critical mass. So, yeah, we won’t only just be operating the, Wolfsberg mine as Critical Metals going forward.

Haidi Stroud-Watts:

How do you, or can you predict prices forward? Do you see a level of demand destruction happening at a certain point?

Tony Sage:

No, no I don’t. As I said, a lot of the supply is going into China, and China’s own needs are growing, as it was with rare earths. And at some point, if China decides to completely electrify it’s taxi, bus, et cetera, et cetera, fleet, they might need all that lithium themselves, and, you know, they’re not, beyond doing what they did with rare earths. So, I think, there’s gonna be a lot more supply, attempting to come on.

We’ve got a new regime in Chile, where a lot of, supply comes from, that doesn’t like, the brines projects. In fact, they put through two pieces of legislation that probably will stop, a couple of the up-and-coming, mines there for the brines projects only, and they looking at, nationalizing their industry. Th- the vote went through, I think 102 to 60, so it only needs a 20 or 30 seat swing to nationalize the whole of the mining industry in Chile. That’s the way it seems to be going. So I think that uncertainty has driven the price.

Haidi Stroud-Watts:

Right.

Tony Sage:

I mean, only 18 months ago, lithium hydroxide was less than $10,000 a ton. It’s now at 75. Uh, $350 a ton for, for the, concentrate. It’s now, the last Pilbara auction went at $8,000 a ton. So, yeah, I don’t see you’re gonna see any new big projects come on to, to stop that rise.

Shery Ahn:

Tony Sage, good to have you with us, thank you. Executive chairman at Critical Metals. This is Bloomberg.